SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                ROANOKE TECHNOLOGY CORP.
                     COMMON STOCK
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                      770035 10 3
                     (CUSIP NUMBER)
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                    539 Becker Drive
           Roanoke Rapids, North Carolina 27870
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                   September 13, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       David L. Smith, Jr.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF, SC
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 6,853,732 as of the Filing Date
                       5,985,00 as of the Reporting Event
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 6,853,732 as of the Filing Date
                            5,985,00 as of the Reporting
                            Event
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 6,853,732 as of the Filing Date
             5,985,00 as of the Reporting Event
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
     46.14% as of the Filing Date
     52.82% as of the Reporting Event
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Roanoke Technology Corp.
Common Stock, $.0001 par value.
539 Becker Drive
Roanoke Rapids, North Carolina 27870
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:        David L. Smith, Jr.
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(b) Address:     539 Becker Drive
                 Roanoke Rapids, North Carolina 27870
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, David L. Smith, Jr., acquired his
shares of the Issuer as follows: 500,000 restricted shares
on May 28, 1998 in accordance with the acquisition of Top-10 Promotions, Inc. in which Mr. Smith was the sole shareholder, valued at $19,500; 2,000,000 on October 1, 1998 as compensation for services rendered; 750,000 restricted shares valued at $1.75 per share less a 10% discount price, or a total value of $1,181,250, on November 1, 1998, as compensation for services rendered as per an agreement for the Issuer exceeding its projected revenues; 2,650,000 on
May 11, 1999 based on a purchase of shares from James Lee, founder of the Issuer; 100,000 restricted shares on
September 2, 1999, valued at $9 per share less a 10% discount, or a total value of $810,000, as compensation for services rendered per agreement with the Issuer exceeding its projected revenues; 1,500,000 restricted shares valued
at $0.25 per share less a 10% discount, or a total value of $337,500, on August 22, 2000, as compensation for services rendered per his amended employment agreement with the Issuer.
Subsequently, on June 18, 1999, in a private transaction,
Mr. Smith sold 15,000 shares to Glenn Canady, an officer of the Issuer, at a price of $1.00 per share. On August 5, 1999, in private transactions, Mr. Smith sold the following additional shares: (i) 5,000 shares to Mr. Canady at $1.00 per share, (ii) 15,000 shares to Mark Canady, an employee of the Issuer, at $1.00 per share, (iii) 11,268 shares to David McAteer, an employee of the Issuer, at a price of $4.25 per share.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On July 15, 1999, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on September 13, 1999. At that point, Mr. Smith held 5,985,000 shares of Common Stock of the Issuer, which represented 52.82% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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David L. Smith, Jr. currently holds 6,853,732 of the issued and outstanding common shares of the Issuer, or 46.14% of
the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A)  Stock Purchase Agreement and Share Exchange with Top-10
     Promotions
(B)  Employment Agreement dated May 28, 1998
(C)  Amended Employment Agreement dated August 22, 2000
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: January 3, 2001    Signature:/s/ David L. Smith, Jr.
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                                       DAVID L. SMITH, JR.
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